

Mail Stop 3720

September 25, 2006

Mr. Mario Rossi
Chief Financial Officer
Swisscom AG
Alte Tiefenaustrasse 6
3050 Bern, Switzerland

> **Re:** **Swisscom AG**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed April 24, 2006**
> **File No. 1-14860**

Dear Mr. Rossi:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2005

Item 3: Key Information, page 4

1.	We note your reference on pages 7 and 27 to "free access services." Please tell us in more detail about the nature of these services, the costs associated with these services, and your accounting for these arrangements, if applicable.

Item 5: Operating and Financial Review and Prospects

Liquidity and Capital Resources

Capital requirements, page 107

2.   We note your presentation of equity free cash flow. Since this measure appears to
        be a non-US GAAP or non-IFRS financial measure, you should revise to clearly
        indicate that fact. Further, please revise to disclose the following:

        - A statement disclosing the reasons why you believe that presentation of
          this measure provides useful information to investors regarding your
          financial condition;
        - To the extent material, a statement disclosing the additional purposes,
          if any, for which you use this measure that are not otherwise disclosed.

Item 15: Controls and Procedures, page 145

3.   In view of your risk factor disclosures on page 17, tell us how you reached the
        conclusion that your disclosure controls and procedures are effective. Further,
        briefly describe the nature of problematic areas identified for further attention and
        remediation.

Item 18: Financial Statements

Swisscom Consolidated cash flow statement, page F-5

4.   We note that the face of your cash flow statement presents your cash flow from
        operating activities beginning with "cash generated from operations" rather than
        adjusting your profit or loss for the effects of the items listed in paragraph 20 of
        IAS 7. Further, we note that you present such information in the notes to the
        financial statements in note 32. Please tell us why you believe your current
        presentation complies with IAS 7.

Swisscom Consolidated statement of equity, page F-6

5.   We note your presentation of "Income and expenses recognized in consolidated
        equity." Please tell us why you did not title this statement a "statement of
        recognized income and expense" to comply with paragraph 96 of IAS 1.

2.6 Financial assets, page F-8

6.   We note that transaction costs relating to financial assets at fair value through profit or loss are expensed immediately under IFRS. Tell us whether and how this differs from your accounting under US GAAP.

2.11 Other intangible assets, page F-10

7.   Tell us and disclose your useful lives for mobile licenses and how they were determined.

2.16 Revenue recognition, page F-11

8.   Tell us how you determined that the connection fees are standalone transactions and that revenue recognition is appropriate under IAS 18.

9.   We note that you record revenue for long-term IT outsourcing contracts based on services provided to the customer. Provide us with more specific details of the nature of these contracts, the services you are providing and your revenue recognition policy. Further, tell us in detail how your policy complies with IAS 18. Describe any differences from US GAAP.

37. Discontinued operation (debitel), page F-46

10.   We note that you agreed to grant guarantees to the buyer. Please tell us when you granted such guarantees and why you did not record a provision at December 31, 2004.

39. Significant subsidiaries and affiliated companies, page F-48

11.   We note that you consolidate your 40% interest in Worklink AG under IFRS. Tell us your accounting policy under US GAAP for this interest, including your basis in the accounting literature.

43. Recent developments, page F-50

12.   We note that the Secretariat of the Competition Commission intends to propose to the Competition Commission that it impose a fine of at least CHF 489 million. We further note that you do not "believe it is likely that" the Competition Commission will be able to impose any sanctions and you have therefore not recorded a provision in your consolidated financial statements at December 31, 2005. Tell us in detail why you believe a provision is not required under IAS 37.

44. Differences between International Financial Reporting Standards and US GAAP

m) Goodwill amortization and impairment, page F-60

13.   Please describe to us in detail the reasons for the difference in the goodwill balance relating to debitel between IFRS and US GAAP at the date of sale.

p) Income taxes, page F-63

14.   Please tell us and disclose why you have recorded a valuation allowance under US GAAP. Further, discuss why there is no valuation allowance under IFRS.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter, via EDGAR, that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact O. Nicole Holden, Staff Accountant, at (202) 551-3374 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director